2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE INTERNATIONAL AND IROKO CARDIO SIGN AN AGREEMENT
FOR THE ADVANCEMENT OF AGGRASTAT WORLDWIDE

WINNIPEG, Manitoba – (July 6, 2011) Medicure Inc. (NEX:MPH.H) (“Medicure” or the “Company”) today announced that its subsidiary, Medicure International, Inc. (Barbados) and Iroko Cardio, LLC (Philadelphia, Pennsylvania) have entered into an agreement to advance AGGRASTAT (tirofiban HCl) in each of their respective territories. Under the terms of the agreement, Medicure International will transfer to Iroko Cardio tirofiban drug substance and the rights to purchase additional quantities from a third party, and Iroko Cardio will make available to Medicure International certain analytical methods for testing tirofiban and, if requested by Medicure International, certain data related to high dose bolus use of AGGRASTAT. As consideration for the agreement, Iroko Cardio will make payment to Medicure International of US$1.91 million within 6 months from the date of the agreement. If Medicure International uses the Iroko Cardio data to obtain approval in the US for high dose bolus use of AGGRASTAT, Iroko Cardio may earn royalties of up to US$3.5 million on future US sales of AGGRASTAT.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The primary business activity of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.

About AGGRASTAT

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Medicure does not promote unapproved use of AGGRASTAT. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Specifically, forward-looking statements contained in this press release include statements related to the transactions contemplated by the agreement between Medicure International and Iroko Cardio and the consideration payable by Iroko Cardio to Medicure International, as well as statements related to possible future use by Medicure International of Iroko Cardio data, Medicure’s intention to seek approval in the US for high dose bolus use of AGGRASTAT and royalties that may be earned by Iroko Cardio on future US sales of AGGRASTAT. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s ability to restructure, service or otherwise address or resolve the debt obligations owing pursuant to its debt financing agreement with Birmingham Associates Ltd. dated September 17, 2007, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; the Company’s ability to restructure, service or otherwise address or resolve the debt obligations owing to Birmingham Associates Ltd.; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2010.

For more information, please contact:

Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com